

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Joseph Massaro
Chief Financial Officer
Aptiv PLC
5 Hanover Quay
Grand Canal Dock
Dublin, D02 VY79, Ireland

> **Re: Aptiv PLC**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 8, 2021**
> **File No. 001-35346**

Dear Mr. Massaro:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing

cc: Kate Ramundo